Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

TOTAL VOTING RIGHTS

London, 31 July 2013 - Randgold Resources announces that in accordance with the Disclosure and Transparency Rules, its issued share capital consists of: 92,260,162 (ninety two million, two hundred and sixty thousand and one hundred and sixty two) ordinary shares of US$0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 3,600 (three thousand six hundred) issued ordinary shares in Treasury. In addition, 64,096 (sixty four thousand and ninety six) ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”) are currently held by Computershare Investor Services, Inc. on trust for former shareholders of Moto Goldmines Limited (“Moto”), who have yet to claim the ordinary shares (or ADSs, as applicable) to which they are entitled following the acquisition of Moto in October 2009. These shares (and ADSs, as applicable) will not confer voting rights whilst held on trust.

Therefore, the total number of voting rights in the Company is 92,192,466 (ninety two million, one hundred and ninety two thousand, four hundred and sixty six).

The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the Disclosure and Transparency Rules.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgold@dpapr.com

Website: www.randgoldresources.com